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May 28, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Erin Purnell
Asia Timmons-Pierce

Re:	Rodgers Silicon Valley Acquisition Corp
Amendment No. 1 to Registration Statement on Form S-4
Filed May 10, 2021
File No. 333-253976

Dear Ms. Purnell and Ms. Timmons-Pierce:

On behalf of Rodgers Silicon Valley Acquisition Corp. (the “Company”), we are hereby responding to the letter dated May 24, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4, File No. 333-253976 (“Amendment No. 1”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 1 to Form S-4

Risk Factors, page 31

1.	We note your response comment 11 of our prior letter. Please include appropriate risk factor disclosure regarding potential conflicts of interest of Mr. Reichow, who served as an advisor to RSVAC and a board member of Enovix, and Mr. Schmitt, who served as an advisor to RSVAC and an officer of Enovix.

RESPONSE: The Company acknowledges the Staff's comment and has provided additional disclosure on pages 9, 25, 55, 70 and 128 of the Amended Registration Statement. The Company respectfully advises the Staff that while Mr. Reichow did provide some advisory services to the Company's Technical Advisory Board ("TAB"), he received no compensation from the Company for such services. In addition, Mr. Reichow informed the Board of Directors of the Company of his appointment to the Board of Directors of Enovix, after which Mr. Reichow and the Board of Directors of the Company determined that he would continue to provide the Company with information on the Company's target companies as a member of the TAB, but would no longer participate in the Company's meetings regarding target companies. In addition, Mr. Reichow disclosed his service on the TAB to the Board of Directors of Enovix, and such service was taken into consideration by the Enovix board with respect to Mr. Reichow's participation in the Enovix board's deliberations.

As we indicated in our letter dated May 10, 2021, we do not believe that Mr. Schmitt has interests that are that are in conflict with, or do not align with the interests of, the public shareholders, which would require disclosure in a risk factor. Mr. Schmitt has been an employee of Enovix since January 8, 2021, as its Vice President of Sales and Business Development. While Mr. Schmitt is also a member of the Sponsor, which would entitle him to receive 10,000 Founder Shares at such time that the Sponsor determines to distribute its assets subsequent to the consummation of the Business Combination, Mr. Schmitt does not control the Sponsor, and does not exercise any control over the Company.

RSVAC's Chief Executive Officer and Chairman of the Board has interests in, page 53

2.	Please disclose Mr. Rodgers' ownership interest in Combined Entity.

RESPONSE: As disclosed in the table beginning on page 244, Mr. Rodgers’ ownership interest in the Combined Entity will be 22,687,628 shares of RSVAC Common stock, or 16.0% (assuming no redemptions) or 17.9% (assuming maximum redemptions). These shares consist of (i) the 5,750,000 shares of RSVAC Common Stock owned by Rodgers Capital, LLC, and (ii) 16,937,628 shares of Combined Entity common stock held by the Rodgers Massey Revocable Living Trust dtd 4/4/11 for which Mr. Rodgers is trustee. We have added similar disclosure in the risk factor devoted to Mr. Rodgers that begins on page 56 of the Amended Registration Statement.

Background of the Business Combination, page 81

3.	We note your response to comment 20 of our prior letter. Please revise to identify the comparable companies discussed during negotiations. Please also elaborate on the differing viewpoints and counterpoints discussed at the various meetings.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 95 of the Amended Registration Statement.

4.	We note your meeting on January 27, 2021. Please disclose the proposed valuation of Enovix, the methods and bases used towards the proposed Total Enterprise Value, comparable companies’ valuations and other other analyses provided by Oppenheimer.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 93 of the Amended Registration Statement.

5.	Please elaborate on the nature of the discussions at the PIPE Financing meetings.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 96 of the Amended Registration Statement.

6.	We note that the financial advisory services fees for Oppenheimer are contingent upon the business combination closing. Please disclose the amount of the advisory fees.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 92 of the Amended Registration Statement.

Projected Financial Information, page 92

7.	We note your disclosure on page 95 that the financial projections are based on a variety of operational assumptions, including the number of battery cells sold and the average sales price and that key assumptions impacting the forecast include projected cost of material and manufacturing, research and development, selling, general and administrative expenses, capital expenditures and asset financing, among others. Please revise to describe such estimates and assumptions with greater specificity and quantify where practicable.

RESPONSE: The Company acknowledges the Staff's comment and has provided updated disclosure on page 101 of the Amended Registration Statement.

8.	We note your disclosure that the projections on page 93 were prepared by Enovix. Please also include financial projections and assumptions prepared by RSVAC's management.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that there were no financial projections and assumptions prepared by RSVAC's management. The Company has added clarifying disclosure beginning on page 99 of the Amended Registration Statement.

Material U.S. Federal Income Tax Considerations of the Business Combination, page 127

9.	It appears from your revisions in response to comment 6 that you do not represent that the merger will be a taxable transaction. As a result, please file a tax opinion by amendment and include the opinion in the exhibit index. If counsel elects to file a short form tax opinion, both the opinion and the information in the joint proxy statement/prospectus must state clearly that the discussion in the joint proxy statement/prospectus constitutes counsel's opinion. Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368 and remove language stating that it is intended that certain material tax consequences will apply. Refer to Item 601(b)(8) of Regulation S-K and to Section III of Staff Legal Bulletin No. 19 for guidance.

RESPONSE: The Company acknowledges the Staff's comment and has filed tax opinions as Exhibits 5.2 and 5.3 to the Amended Registration Statement and provided additional disclosure regarding tax treatment on pages 129 and 134 of the Amended Registration Statement and has provided additional risk factor disclosure on page 60 of the Amended Registration Statement.

Information About Enovix, page 175

10.	We note your response to comment 26 of our prior letter. Please revise to clarify the term of your Service Revenue Contracts, the time period to reach certain milestones and the termination rights of the parties.

RESPONSE: The Company acknowledges the Staff's comment and has provided updated disclosure beginning on page 182 of the Amended Registration Statement.

Please call me at 212 407-4122 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Tahra Wright
Tahra Wright
Partner